(Reference Translation)

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Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	June 13, 2025

Corporate Name:	Toyota Motor Corporation

Name and Title of Representative:	Koji Sato, President

Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:	(0565) 28-2121

Name of Contact Person:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.

Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:	(03) 3817-7111

Name of Contact Person:	Aki Irie, General Manager, Public Affairs Div.

Places of Public Inspection of the Extraordinary Report:	Tokyo Stock Exchange, Inc. (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo) Nagoya Stock Exchange, Inc. (8-20, Sakae 3-chome, Naka-ku, Nagoya)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Corporate Affairs, etc. to report the approval of resolutions at the 121th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 12, 2025

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

Proposed Resolution 1:	Partial Amendments to the Articles of Incorporation

It was proposed that the changes to the Articles of Incorporation necessitated by the transition from a company with an Audit & Supervisory Board to a company with an Audit and Supervisory Committee, including establishing new provisions regarding the Audit and Supervisory Committee and its members, deleting provisions regarding the Audit & Supervisory Board and its members, as well as establishing new provisions regarding the delegation of important business execution decisions, be made.

Proposed Resolution 2:	Election of 6 Members of the Board of Directors (Excluding Directors who are Audit & Supervisory Committee Members)

It was proposed that the following 6 persons be elected as Members of the Board of Directors (excluding Members of the Board of Directors who are Audit & Supervisory Committee Members):

Akio Toyoda, Koji Sato, Hiroki Nakajima, Yoichi Miyazaki, Shigeaki Okamoto and Kumi Fujisawa.

Proposed Resolution 3:	Election of 4 Members of the Board of Directors who are Audit & Supervisory Committee Members

It was proposed that the following 4 persons be elected as Audit & Supervisory Committee Members:

Christopher P. Reynolds, George Olcott, Masahiko Oshima and Hiromi Osada.

Proposed Resolution 4:	Determination of Amount of Compensation for Members of the Board of Directors (Excluding Audit and Supervisory Committee Members)

It was proposed that the maximum cash compensation for members of the Board of Directors (excluding members of the Board of Directors who are Audit and Supervisory Committee Members) be set at 3.0 billion yen per year (of which, the maximum amount payable to outside members of the Board of Directors is 0.3 billion yen per year).

Proposed Resolution 5:	Determination of Amount of Compensation for Members of the Board of Directors Serving as the Audit and Supervisory Committee Members.

It was proposed that the maximum compensation for members of the Board of Directors who are Audit and Supervisory Committee Members be set at 0.36 billion yen per year.

Proposed Resolution 6:	Determination of the Amount and Content of Restricted Share Compensation for Members of the Board of Directors (Excluding Outside Members of the Board of Directors and Audit and Supervisory Committee Members)

It was proposed that, in accordance with the transition to a company with an Audit and Supervisory Committee, the maximum share compensation for members of the Board of Directors (excluding outside members of the Board of Directors and members of the Board of Directors who are Audit and Supervisory Committee Members. Hereinafter referred to as “Eligible Members of the Board of Directors”) be set at 4.0 billion yen per year (maximum of 4 million shares per year in total to Eligible Members of the Board of Directors) and the details of restricted share compensation for the Eligible Members of the Board of the Directors be determined.

(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

Resolutions	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Results of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 1	109,940,143	91,295	176	111,269,657	98.80	Approved
Proposed Resolution 2
Akio Toyoda	107,621,689	2,376,609	32,597	111,270,016	96.72	Approved
Koji Sato	109,016,870	981,414	32,597	111,270,002	97.97	Approved
Hiroki Nakajima	109,412,539	617,901	176	111,269,737	98.33	Approved
Yoichi Miyazaki	108,754,660	1,275,869	176	111,269,826	97.73	Approved
Shigeaki Okamoto	109,570,585	459,676	176	111,269,558	98.47	Approved
Kumi Fujisawa	109,608,893	421,437	176	111,269,627	98.50	Approved
Proposed Resolution 3
Christopher P. Reynolds	107,643,287	2,387,036	423	111,269,762	96.74	Approved
George Olcott	101,079,751	8,950,506	176	111,269,449	90.84	Approved
Masahiko Oshima	108,986,062	1,043,255	176	111,268,509	97.94	Approved
Hiromi Osada	109,546,540	483,683	176	111,269,415	98.45	Approved
Proposed Resolution 4	109,659,338	301,004	70,455	111,269,562	98.55	Approved
Proposed Resolution 5	109,660,183	300,246	70,702	111,269,699	98.55	Approved
Proposed Resolution 6	108,410,908	1,489,151	131,070	111,269,355	97.43	Approved

Note:	1.

“Number of affirmative votes,” “Number of negative votes” and “Number of abstentions” include the aggregate affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

2.

“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all shareholders present at the General Shareholders’ Meeting.

3.

The requirements for approval of each resolution are as follows:

For Proposed Resolutions 1, not less than two-thirds (2/3) of the votes of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

For Proposed Resolutions 2, 3, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote.

For Proposed Resolutions 4, 5, and 6, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate.

In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of affirmative votes, negative votes or abstentions:

The number of voting rights exercised prior to the General Shareholders’ Meeting, together with the number of voting rights which were confirmed by TMC as being cast as affirmative votes or negative votes with respect to each of the proposed resolutions by certain shareholders present at the General Shareholders’ Meeting, were sufficient to meet the requirements to approve or disapprove all of the proposed resolutions. Accordingly, voting rights which were held by shareholders present at the General Shareholders’ Meeting but with respect to which it could not be determined whether affirmative votes or negative votes were cast with respect to each proposed resolution were not counted towards the number of affirmative votes, negative votes or abstentions.